Exhibit 99.1

Aurinia Issues Letter to Shareholders

  Highlights the Company’s strong progress, advancement of voclosporin, and value creation for all shareholders
  Notes recent Board refreshment, deep expertise in drug commercialization
  Believes ILJIN has offered no plan for value creation
  Corrects ILJIN’s misrepresentations; notes dissident rejected efforts to negotiate in good faith
  Recommends shareholders vote the YELLOW proxy “FOR” all of Aurinia’s highly qualified nominees

VICTORIA, British Columbia--(BUSINESS WIRE)--June 7, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (the “Company”) today sent a letter to shareholders in connection with the Company’s upcoming Annual General Meeting of Shareholders (“AGM”) to be held on Wednesday, June 26, 2019. Shareholders of record as of May 9, 2019 must submit their YELLOW proxy by 10:00 AM Mountain Time on Monday, June 24, 2019.

The Company highlighted the following in its letter to shareholders:

  Aurinia’s dramatic progress since re-initiating the development of voclosporin in 2013 demonstrates the effectiveness and strategic focus of the Company’s management team and Board of Directors.
  The Company is well positioned for continued growth, having quickly evolved into a well-capitalized, late-stage clinical development company with multiple indications, and is preparing for the commercialization of voclosporin in early 2021.
  ILJIN, a conglomerate engineering company based in South Korea which already has a representative on Aurinia’s Board, is seeking to appoint three additional Directors representing 37.5% board control. This level of Board representation far exceeds its less than 15% ownership stake in Aurinia.
  ILJIN has offered no alternative strategy for value creation or actionable insights.
  ILJIN’s nominees’ lack of experience in commercialization and the U.S. pharmaceutical market would impede the Company’s continued progress.

Vote using only the YELLOW proxy to support Aurinia and its continued growth. Shareholders are encouraged to vote the YELLOW proxy well in advance of the deadline on June 24, 2019 at 10:00 AM Mountain Time. Shareholders with questions or requests for voting assistance may be directed to Laurel Hill Advisory Group at 1-877-452-7184 toll free (1-416-304-0211 collect), or by email to assistance@laurelhill.com.

A copy of the letter is available at Aurinia’s website of www.auriniapharma.com/agm-materials, on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com.

The full text of Aurinia’s letter to shareholders follows:

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June 7, 2019

Dear Shareholders,

You are facing an important decision regarding the future value of your investment in Aurinia Pharmaceuticals (“Aurinia” or the “Company”).

ILJIN SNT Co., Ltd. (“ILJIN”), a South Korea-based company, is seeking to place three of its nominees on Aurinia’s Board of Directors (the “Board”). In addition to failing to provide an alternative strategy for value creation, the dissident has made a series of misleading claims in an attempt to gain representation on the Company’s Board far in excess of its ownership.

We strongly believe that adding ILJIN’s nominees would impede the significant progress we have made in recent years and disrupt Aurinia’s strong momentum as we approach critical milestones.

AURINIA HAS MADE STRONG PROGRESS TO DATE AND IS WELL POSITIONED FOR CONTINUED GROWTH

In the past several years, we have transformed from an early-stage clinical company with one indication to a late-stage clinical development company with multiple indications. We remain keenly focused on unlocking further shareholder value as we prepare for the commercialization of voclosporin.

Voclosporin is a next-generation immunosuppressant compound that has been extensively studied in over 2,600 subjects and aims to address the significant unmet medical needs of patients suffering from lupus nephritis (“LN”), focal segmental glomerulosclerosis (“FSGS”), and dry eye syndrome (“DES”).

We continue to take a prudent and disciplined approach to stewarding voclosporin through the Phase 3 AURORA clinical trial for the treatment of LN and are targeting a commercial launch date of early 2021.

Additionally, we are advancing voclosporin ophthalmic solution (“VOS”), a topical formulation, for the treatment of DES, which affects approximately 16 million people in the United States alone1. Building upon the recently reported results for VOS, we are actively preparing to launch Phase 2/3 clinical development by the end of 2019.

Critical for a late-stage clinical development company approaching commercialization, we have maintained a strong balance sheet, with approximately $144.3 million USD as of March 31, 2019.

Our progress is creating long-term value for our shareholders. Underscoring just how misleading ILJIN’s attacks on our performance are, since Aurinia’s rebrand and public market listing in 2013, our share price has performed well above the TSX and Nasdaq biotech indices. Furthermore, Aurinia has delivered strong annualized total shareholder returns relative to relevant indices and the broader market.

Average Annualized Total Shareholder Returns	One-Year	Three-Year	Five-Year
Aurinia Pharmaceuticals Inc. (AUPH:US)	20.1%	40.9%	21.0%
S&P/TSX Capped Health Care Index (^TTHC)	31.4%	8.6%	5.7%
S&P/TSX Composite Index (^TSX)	0.7%	5.2%	2.0%
NASDAQ Composite Index (^COMPX:US)	2.9%	16.3%	12.8%

Today, we are transitioning through several important milestones, and we expect our share price to ultimately reflect the value we are creating for shareholders. Aurinia has strong forward momentum and the right strategy in place to enhance value for all shareholders.

AURINIA IS COMMITTED TO STRONG GOVERNANCE

We are committed to implementing robust governance practices that best support long-term value creation for all our shareholders. To this end, we have consistently pursued thoughtful and responsible compensation practices that align our management’s interests with those of our shareholders. Our Compensation Committee consists entirely of independent Directors – including Dr. Hyuek Joon Lee, ILJIN’s representative on our Board – and undertakes a deliberate process involving well-established and experienced outside consultants to develop compensation packages that incentivize long-term value creation.

Contrary to ILJIN’s misleading claims, the salaries for our named executive officers (“NEOs”) are generally in the bottom 25th percentile of our 2019 compensation peer group. Furthermore, total compensation packages (including bonuses and equity compensation) for our NEOs are approximately at the 50th percentile of our peer group.

Our continuous efforts to refresh our Board further reflect our commitment to strong governance. Five of our eight Directors have joined the Board since 2016, bringing fresh perspectives and extensive experience in clinical development, regulatory submissions, and commercialization, particularly in the United States, where we will be making a regulatory submission. In addition, six of our eight director nominees are independent.

Furthermore, we remain committed to continually evaluating governance and Board composition as our Company evolves and as we continue to engage our shareholders. We recently separated the CEO and Chairman roles and are planning to introduce minimum equity ownership requirements for Directors.

Additionally, as ILJIN is aware, the Board has already committed to increasing gender diversity as part of its Director recruiting efforts.

ILJIN’s continued focus on Dr. Glickman, who no longer serves as CEO or a Director of Aurinia, is puzzling. As is common practice, Aurinia asked Dr. Glickman to serve as a consultant to oversee the transition of his role and to facilitate a seamless transition for Peter Greenleaf when he assumed the role as Aurinia’s new CEO this past April. The fact that Dr. Glickman holds this transitional role in no way impedes the Board’s ability to act independently.

ILJIN HAS PRESENTED NO PLAN OR ACTIONABLE IDEAS

Despite our repeated attempts at constructive dialogue with ILJIN, it has disclosed no alternative strategy for value creation. Beyond advocating governance measures (many of which were already underway at the Company – efforts that ILJIN was already well aware of given its Board representation) ILJIN has offered no specific, additive or constructive insights or ideas.

Instead of engaging us in good faith, ILJIN has decided to wage a costly and unnecessary proxy contest. That ILJIN would distract the Company at such a critical time, as we focus on commercialization, is particularly troubling.

ILJIN’s NOMINEES LACK THE EXPERTISE AND QUALIFICATIONS THE COMPANY NEEDS AT THIS CRITICAL TIME

While ILJIN concurs with our view that the Company’s shift to commercialization should be our focus right now, the dissident’s nominees have little-to-no experience in this area. This contrasts sharply with our nominees, who have proven track records in the successful commercialization of drugs.

Importantly, our Board includes biotechnology leaders who have successfully led and transitioned their companies from therapy concept to revenue generation. These are exactly the types of directors we need to advance and successfully commercialize while at the same time ensuring we remain well-capitalized and focused on delivering shareholder value.

Peter Greenleaf, our new CEO, is an experienced biotech CEO and Director who has taken therapies through to commercialization, all the while creating significant shareholder value. He brings the depth and breadth of experience we need to take Aurinia to its next stage of development by continuing to grow and advance our pipeline.

ILJIN nonetheless wishes to replace our highly qualified Director nominees with its own hand-picked nominees. ILJIN has failed to articulate how any of its nominees would benefit the Company at this critical juncture and how they would provide the commercialization expertise it agrees is needed on the Board.

Furthermore, ILJIN’s public communications around the proxy contest demonstrate a lack of knowledge regarding how to run successful trials and commercialize therapies. They question rising expenses, but ignore the larger size of current trials, the need for additional patient recruitment in the U.S. for FDA approval, and the investment required in planning for commercialization for swift launch following potential approval. It’s troubling that ILJIN’s nominees did not inform ILJIN of these commercial realities.

ILJIN HAS PRESENTED CONTINUOUSLY CHANGING DEMANDS WHILE REJECTING AURINIA’S EFFORTS TO NEGOTIATE IN GOOD FAITH; ILJIN’S MOTIVES ARE UNCLEAR

The Board has communicated consistently with and listened carefully to ILJIN’s questions and feedback since ILJIN’s initial investment in the Company. We regret that despite continual negotiations to work toward a mutual agreement, they have resisted and instead turned this into a public proxy battle. ILJIN’s demands included:

  Ever-changing Director Nominees: For example, since first reaching out to Aurinia on March 12, 2019 to propose potential Director nominees, ILJIN has amended its proposed slate of Director nominees on no less than five separate occasions, with the latest change occurring on June 3, 2019 in ILJIN’s proxy circular of the same date.
  Unwillingness to Settle: Aurinia has repeatedly attempted to negotiate with ILJIN in good faith. In addition to numerous conference calls, in early May, mere days after his appointment as our CEO, Peter Greenleaf spent two days with ILJIN in South-Korea, with the specific intention of reaching an agreement on the Board slate.

When looking at ILJIN’s pattern of ever-changing demands, volatile negotiation tactics and unclear motives, we can only assume that the activist is seeking to gain control of the Company without a clear plan and without paying a premium to shareholders.

Despite holding less than 15% of Aurinia’s outstanding shares, and already having a representative on the Company’s Board in Dr. Hyuek Joon Lee, the dissident is seeking three new Board seats. This level of representation is hardly commensurate with ILJIN’s holdings.

PROTECT THE VALUE OF YOUR INVESTMENT – VOTE THE YELLOW PROXY TODAY.

Aurinia’s success in rapid advancement of key therapies, pipeline growth, and fundraising demonstrates the quality and effectiveness of our Board. We have the right Board and management team in place to lead Aurinia to its next stage of growth as we approach commercialization.

Your vote is extremely important, regardless of how many shares you own. Protect the value of your investment by voting the YELLOW proxy today.

On behalf of the Special Committee of the Board of Directors of Aurinia Pharmaceuticals Inc.,

(signed) “Peter Greenleaf” Peter Greenleaf Chief Executive Officer	(signed) “George Milne” George Milne, Ph.D. Chairman of the Board

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

About VOS

Voclosporin ophthalmic solution (“VOS”) is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. A Phase 2a study was recently completed with results released in January of 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models. VOS has IP protection until 2031.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; that the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037; that if the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037,Aurinia being well positioned for continued growth, Aurinia preparing for the commercialization of voclosporin in early 2021, the belief that adding ILJIN’s nominees would impede the significant progress Aurinia has made in recent years and disrupt Aurinia’s strong momentum as it approaches critical milestones, Aurinia preparing to launch Phase 2/3 clinical development for VOS by the end of 2019, that Aurinia’s progress is creating long-term value for its shareholders, and the belief that Aurinia has strong business momentum and the right strategy in place to enhance value for all shareholders.

It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: Aurinia being able to extend and protect its patents on terms acceptable to Aurinia, Aurinia successfully completing its clinical trials, Aurinia receiving regulatory approval on terms acceptable to Aurinia, and Aurinia having sufficient funds on hand to complete its trials and operations as currently planned.

Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: Aurinia not being able to extend or fully protect its patent portfolio for voclosporin, Aurinia not obtaining necessary regulatory approval, negative results from clinical trials, and cash outlays being higher than currently planned.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor

1 https://www.ncbi.nlm.nih.gov/pubmed/28705660

CONTACT:
Company Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

Shareholder Questions or Requests for Voting Assistance:
Laurel Hill Advisory Group
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Email: assistance@laurelhill.com